Exhibit 97.1

AMCON DISTRIBUTING COMPANY

INCENTIVE-BASED COMPENSATION RECOVERY POLICY

(as approved on November 6, 2023)

A. PURPOSE

The purpose of this Incentive-Based Compensation Recovery Policy (the “Policy”) is to enable AMCON Distributing Company (the “Company”) to recover Erroneously Awarded Compensation in the event that the Company is required to prepare an Accounting Restatement. This Policy is intended to comply with the requirements set forth in Section 811 of the NYSE American Company Guide (the “Listing Rule”) and shall be construed and interpreted in accordance with such intent. Unless otherwise defined in this Policy, capitalized terms shall have the meaning ascribed to such terms in Section G.

The Company has adopted this Policy as of November 6, 2023 as a supplement to any other compensation recovery policies in effect now or in the future at the Company. This Policy shall only apply while the Company has a class of securities listed on a national securities exchange. This Policy shall be interpreted to comply with the erroneously awarded compensation recovery rules found in 17 C.F.R. §240.10D-1 (“Rule 10D-1”) and the related Listing Rule of the NYSE American (the “Exchange”), on which the Company has listed securities, and, to the extent this Policy is in any manner deemed inconsistent with such Listing Rule, this Policy shall be treated as retroactively amended to be compliant with such Listing Rule.

B.ADMINISTRATION

The Policy shall be administered by the Company’s Board of Directors (the “Board”) or, if so designated by the Board, an independent committee thereof (the Board or such committee charged with the administration of this Policy, the “Administrator”). The Administrator has full and final authority to interpret and construe this Policy and pursue all recovery efforts available to it (subject to the limitations in Section A) and to make all determinations under the Policy, in each case to the extent permitted under the Listing Rule and in compliance with applicable law. All determinations, interpretations and decisions made by the Administrator pursuant to the provisions of the Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its stockholders, and Executive Officers. Any action or inaction by the Administrator with respect to an Executive Officer under the Policy in no way limits the Administrator’s actions or decisions not to act with respect to any other Executive Officer under the Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any Executive Officer other than as set forth in the Policy.

C.APPLICATION

As defined by Rule 10D-1, the Policy applies to all Incentive-Based Compensation Received by a person (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding an Accounting Restatement Date. In addition to such last three completed fiscal years, the immediately preceding clause (d) includes any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months shall be deemed a completed fiscal year.

D.ERRONEOUSLY AWARDED COMPENSATION

The amount of Incentive-Based Compensation subject to the Policy (“Erroneously Awarded Compensation”) is the amount of applicable Incentive-Based Compensation Received that exceeds the amount of applicable Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. In the event of an Accounting Restatement, the Company must recover, reasonably promptly, Erroneously Awarded Compensation, in amounts determined pursuant to this Policy. The Administrator shall have broad discretion in determining an appropriate means of recovery for any Erroneously Awarded Compensation based on the particular facts and circumstances and taking into account the time value of money and the cost to stockholders of delaying recovery, which methods of recovery need not be applied on a consistent basis, and which methods may include, by way of example, the forfeiture of cash incentive compensation awards. Additionally, the determination of “reasonably prompt” may vary from case to case and the Administrator is authorized to adopt additional rules to further describe what repayment plans satisfy this requirement without imposing unreasonable economic hardship on impacted Executive Officers; provided in any case that any such rules or methods comply with the Listing Rule, Rule 10D-1 and applicable law.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

The Company’s recovery obligation pursuant to this Section D shall not apply to the extent that the Board's Compensation Committee, or in the absence of a Compensation Committee, a majority of the independent directors serving on the Board, determines that such recovery would be impracticable and:

(a)	the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.

E.INDEMNIFICATION

The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation in accordance with the Listing Rule, Rule 10D-1 or applicable law.  Further, the Company is prohibited from paying or reimbursing any executive Officer or former Executive Officer for the cost of purchasing insurance to cover any such loss in accordance with the Listing Rule, Rule 10D-1 or applicable law.

F.REPORTING AND DISCLOSURE

The Company shall file all disclosures with respect to the Policy in accordance with the requirements of the federal securities laws, including the disclosures required by applicable U.S. Securities and Exchange Commission filings.

G.DEFINITIONS

(a)	“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, an out-of-period adjustment, in which an error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period, shall not constitute an Accounting Restatement.

(b)

“Accounting Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

(b)	“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

(d)	“Executive Officer” shall mean each individual who is or was designated as an “officer” of the Company in accordance with 17 C.F.R 240.16a-1(f).

(e)

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures; provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to qualify as a “Financial Reporting Measure.” For purposes of this Policy, “Financial Reporting Measure” includes, but is not limited to, stock price and total stockholder return.

(f)	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(g)

“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed received by an Executive Officer in a fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition which is later satisfied.

H.ADMINISTRATOR DECISIONS

Decisions of the Administrator, or any other committee of the Board or members of the Board who assist in administration of the Policy, with respect to the Policy shall be final, conclusive and binding on all Executive Officers subject to the policy, unless determined to be an abuse of discretion.

I.AMENDMENT; TERMINATION

The Administrator may amend the Policy from time to time in its discretion and shall amend the Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Administrator may terminate the Policy at any time. Notwithstanding anything in this Section I to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

J.OTHER RECOVERY OBLIGATIONS

The Administrator intends that the Policy will be applied to the fullest extent of the law. Any right of recovery under the Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement. To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations, the amount the relevant Executive Officer has already reimbursed the Company will be credited to the required recovery under this Policy to the extent permitted under the Listing Rule, Rule 10D-1 and applicable law. This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law, in each case to the extent permitted under the Listing Rule and in compliance with applicable law. Nothing contained in this Policy shall limit the Company’s ability to seek recoupment, in appropriate circumstances (including circumstances beyond the scope of this Policy) and as permitted by applicable law, of any amounts from any individual, in each case to the extent permitted under the Listing Rule or Rule 10D-1.

K.EFFECTIVE DATE

The Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to applicable Incentive-Based Compensation Received on or after such date.